SMIC Achieves 8M Pixel CIS Production on 0.13-Micron BSI with Cista

SHANGHAI, Feb. 27, 2015 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 981) the largest and most advanced pure-play foundry provider in China, and Cista System Corp. a fabless semiconductor company that specializes in CMOS Image Sensors (CIS) and System on Chip (SoC) designs, have jointly announced the achievement of mass production for two CIS-BSI products, of 1.3MP resolution with 1.75-micron pixel and 8MP resolution with 1.4-micron pixel, respectively. Both sensors are based on SMIC’s independently developed 0.13-micron BSI technology platform.

Back-Side Illumination (BSI) CMOS Image Sensor technology increases the amount of light captured by the sensor, and thus enables image sensors with improved low-light performance. SMIC’s 0.13-micron CIS-BSI technology is independently developed and offers competitive performance. Based on a low leakage process, it only uses three aluminum metal layers for reduced cost and supports pixel sizes down to 1.4-micronfor 8MP resolution CIS. SMIC also provides full in-house turn-key service which includes CIS wafer fabrication, color filter & micro-lens processing, TSV-CSP and testing to help customers shorten the supply chain with fast cycle time and low cost.

“Through working with our partner, Cista System Corp., we are very pleased with the achievement of the production phase for BSI technology,” said Dr. Shiuh-Wuu Lee, Executive Vice President of Technology Development of SMIC. “Tests on the two sensors have shown great performance which demonstrates our readiness in 0.13-micron BSI technology platform. SMIC is also developing 1.1-micron pixel BSI for 13MP resolution and above, and 3D stacked BSI for high-end applications. With these new sets of products, we hope to provide high-quality CMOS Image Sensors to our customers at a competitive price.”

“We are excited to partner with SMIC on launching the CIS-BSI sensors,” said Wilson Du, CEO and President of Cista System Corp. “This partnership draws us one step closer to our goal of becoming more integrated with domestic industry resources in developing the image sensor sector. As we move forward, we hope to see more of our designs used in wider applications such as consumer electronics, telecommunications, medical equipment, automotive industry, automation and other applications.”

About Cista

Cista System Corp., a Cayman Islands company, is an emerging developer of advanced digital imaging solutions. Its leading CMOS imaging technology offers superior image quality that can be deployed in many of today’s consumer electronic products, including mobile phones, notebooks, tablets and digital still and video cameras.

Cista Contact Information:

Ann Wang
Tel: +1-408-3297520
Email: Wangyian@cistadesign.com

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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(Under the Private Securities Litigation Reform Act of 1995)

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SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com